Exhibit T3E
EXCHANGE AGREEMENT
          This Agreement (this “Agreement”) is entered into as of December [•], 2009 by and between Dollar Financial Corp., a Delaware corporation (the “Company”), and [•], a [•] (the “Holder”), as the lawful owner of $[•] in principal amount (the “Old Notes”) of the Company’s 2.875% Senior Convertible Notes due 2027 (the “Outstanding Notes”). Capitalized terms used herein and not otherwise defined shall have the meanings given to them in the Outstanding Notes.
RECITALS
          A. The Company has determined that it is in the best interests of the Company to exchange the Holder’s Old Notes for new 3.00% Senior Convertible Notes due 2028 of the Company (the “New Notes”) having terms that are substantially similar to the terms of the Outstanding Notes except as set out in Exhibit B hereto, in an amount (the “New Note Amount”) equal to the principal amount of the Old Notes and to cancel the Holder’s Old Notes in accordance with the terms hereof; and
          B. The Holder wishes to exchange the Old Notes for New Notes on the terms and conditions described herein.
AGREEMENT
          NOW, THEREFORE, in exchange for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Holder hereby agree as follows:
          1. Exchange of the Old Notes. Subject to the satisfaction of the conditions set forth in Section 6 and Section 7 below, on the Closing Date (as defined below), the Holder shall deliver to U.S. Bank National Association, as trustee for the Outstanding Notes, the certificate(s) representing the Holder’s Old Notes duly and validly endorsed for transfer and assignment (the “Exchange”) to the Company or its order (in a form satisfactory to the Company) as set forth in Exhibit A hereto for exchange for (i) New Notes in the New Note Amount in accordance with the terms hereof, and (ii) accrued and unpaid interest on the Old Notes from the last applicable interest payment date to, but excluding, the Closing Date payable to the Holder in cash on or promptly after the Closing Date in accordance with the wire instructions of the Holder set forth in Exhibit A hereto.
          2. Issuance of New Notes. The Company shall cause the trustee for the New Notes to credit the Holder’s DTC account(s) as set forth in Exhibit A hereto (or such other DTC account as the Holder may in writing direct) with New Notes in the New Note Amount against delivery to the Company of the certificate(s) for the Holder’s Old Notes set forth in Section 1 above.
          3. Closing. The consummation of the transactions contemplated by this Agreement (the “Closing”) shall occur at 10:00 a.m. (Eastern Standard Time), or such other times as the parties agree upon, on the second business day after the last of the conditions to Closing set forth in Section 6 and Section 7 (other than conditions that by their terms can only be satisfied on the Closing Date) have been satisfied or waived by the party entitled to waive the same or on any such other date as to which the parties mutually agree in writing (the “Closing Date”).
          4. Representations and Warranties of the Company.
               a. Authorization; Issuance; Enforcement. (i) The Company has all requisite corporate power and authority to enter into and perform this Agreement and to consummate the transactions contemplated hereby and to issue the New Notes in accordance with the terms hereof, (ii) the execution and delivery of this Agreement by the Company and the consummation by it of the transactions contemplated hereby (including without limitation, the issuance of the New Notes and the shares of the Company’s common stock issuable upon conversion of the New Notes) have been duly authorized by all necessary corporate action on the part of the Company, and (iii) this Agreement constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as enforcement may be limited by equitable principles or by bankruptcy, insolvency, reorganization, moratorium, or similar laws relating to or limiting creditors’ rights generally.
               b. New Note Indenture. The indenture authorizing and creating the New Notes shall be duly and validly qualified under the Trust Indenture Act of 1939, as amended (the “1939 Act”), and substantially in the form of Exhibit D hereto (the “Indenture”).
               c. Compliance with Securities Laws. The transactions contemplated hereby do not contravene any applicable securities laws and the rules and regulations promulgated thereunder, including Section 3(a)(9) of the Securities Act of 1933, as amended (the “1933 Act”).
               d. No Default. To the knowledge of the Company, no Event of Default (as defined in the Outstanding Notes) is continuing as of the date hereof.
               e. Due Incorporation. The Company is a corporation duly incorporated and is existing in good standing under the laws of the State of Delaware, and has the requisite corporate power and authorization to own its properties and to carry on its business as now being conducted.
               f. Qualifications. The Company is duly qualified as a foreign corporation to do business and is in good standing in every jurisdiction in which its ownership of property or the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not reasonably be expected to have a Material Adverse Effect. As used in this Agreement, “Material Adverse Effect” means any material adverse effect on the business, properties, assets, operations, results of operations, or financial condition of the Company, taken as a whole, or on the transactions contemplated by this Agreement or by the agreements and instruments to be entered into in connection with this Agreement, or on the authority or ability of the Company to perform its obligations under this Agreement.
               g. Non-Contravention. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby will not (i) result in a violation of the Certificate of Incorporation of the Company or the Bylaws of the Company or (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Company is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree applicable to the Company or by which any property or asset of the Company is bound or affected, except with respect to clauses (ii) or (iii) for any conflicts, defaults, accelerations, terminations, cancellations or violations, that will not have a Material Adverse Effect.
               h. Litigation. Except as disclosed in the Company’s annual, quarterly and current reports filed with the Securities and Exchange Commission (the “SEC”), there is no action, suit, proceeding, inquiry or investigation before any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of the Company, threatened against or affecting the Company, the Outstanding Notes or any of the Company’s officers or directors in their capacities as such, that is expected to have a Material Adverse Effect.
               i. SEC Filings. The Company’s Annual Report on Form 10-K most recently filed with the SEC and all subsequent reports which have been filed by the Company with the SEC pursuant to the Securities Exchange Act of 1934, as amended (the “1934 Act”), when filed, did not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.
          5. Representations and Warranties of the Holder.
               a. Title to Outstanding Notes. The Holder has good, legal and marketable title to the Old Notes and to all of the rights afforded thereunder, free and clear of any and all liens or adverse claims whatsoever. As of the Closing Date, the Holder shall not have assigned, conveyed or transferred any interest whatsoever (contingent or otherwise) in the Old Notes to any third party.
               b. Authorization; Enforcement. The Holder has all requisite corporate power and authority to enter into and perform this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly and validly authorized by all necessary corporate action on the part of the Holder. This Agreement and the Exchange have been duly executed and delivered on behalf of the Holder, and this Agreement and the Exchange constitute legal, valid and binding agreements of the Holder enforceable in accordance with its terms, except as enforcement may be limited by equitable principles or by bankruptcy, insolvency, reorganization, moratorium, or similar laws relating to or limiting creditors’ rights generally.
               c. Information. The Holder acknowledges that the Holder has received and reviewed the information set forth in Exhibit B (The Exchange, The New Notes, Summary of Material Differences Between the Outstanding Notes and the New Notes and Certain Material United States Federal Income Tax Considerations), including the filings of the Company with the

SEC pursuant to the 1934 Act that are incorporated by reference into such Exhibit B, Exhibit C (Risk Factors), Exhibit D (Form of Indenture for New Notes), and Exhibit E (Form of Indenture For New Notes Marked to Illustrate Changes From Indenture Governing Outstanding Notes) attached hereto (collectively, the “Offering Information”).
               d. Governmental Review. The Holder understands that no United States federal or state agency or any other government or governmental agency has passed upon or made any recommendation or endorsement of the New Notes.
               e. Investment Considerations. The Holder understands the New Notes have not been and will not be registered under the 1933 Act or the securities laws of any state of the United States and that the sale contemplated hereby is being made in reliance on an exemption from such registration pursuant to Section 3(a)(9) of the 1933 Act and, as such, the New Notes will be subject to any transfer restrictions applicable to the Old Notes. The Holder has not acted on behalf of the Company and has received no commission or remuneration from the Company. The Holder was not solicited by anyone on behalf of the Company to enter into this transaction, and it has not solicited any other holder of the Company’s Outstanding Notes to participate in a similar transaction.
               f. No Other Representation. The Holder has not relied upon any verbal or written representation as to fact or otherwise made by or on behalf of the Company, other than as set out herein.
          6. Conditions to the Company’s Obligations. The obligation of the Company hereunder to issue the New Notes to the Holder at the Closing is subject to the satisfaction, at or before the Closing Date, of each of the following conditions thereto, provided that these conditions are for the Company’s sole benefit and may be waived by the Company at any time in its sole discretion:
               a. Delivery of Certificates Representing the Old Notes. The Holder shall have duly and validly transferred and assigned the Old Notes and delivered the certificate(s) representing the Old Notes to the Company or its order.
               b. Representations and Warranties. The representations and warranties of the Holder shall be true and correct in all material respects as of the date when made and as of the Closing Date as though made at that time.
               c. No Prohibition. No litigation, statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by or in any court or governmental authority of competent jurisdiction or any self-regulatory organization having authority over the matters contemplated hereby which prohibits the consummation of any of the transactions contemplated by this Agreement.
               d. Necessary Filings. The Company shall have made all filings under all applicable federal or state securities laws necessary to consummate the issuance of the New Notes pursuant to this Agreement in compliance with such laws and shall have obtained all authorizations, approvals and permits necessary to consummate the transactions contemplated hereby and such authorizations, approvals and permits shall be effective as of the Closing Date, including, without limitation, the qualification of the Indenture under the 1939 Act.
          7. Conditions to the Holder’s Obligations. The obligation of the Holder hereunder to deliver the Old Notes at the Closing is subject to the satisfaction, at or before the Closing Date, of each of the following conditions, provided that these conditions are for the Holder’s sole benefit and may be waived by Holder at any time in its sole discretion:
               a. Representations and Warranties. The representations and warranties of the Company shall be true and correct in all material respects as of the date when made and as of the Closing Date as though made at that time.
               b. No Prohibition. No litigation, statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by or in any court or governmental authority of competent jurisdiction or any self-regulatory organization having authority over the matters contemplated hereby which prohibits the consummation of any of the transactions contemplated by this Agreement.
          8. Miscellaneous.
               a. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware applicable to agreements made and to be performed in the State of Delaware (without regard to principles of conflict of laws). Both parties irrevocably consent to the non-exclusive jurisdiction of the United States federal courts and the state courts located in the City of Wilmington, Delaware, with respect to any suit or proceeding based on or arising under this Agreement, the agreements entered into in connection herewith or the transactions contemplated hereby or thereby and irrevocably agree that all claims in respect of such suit or proceeding may be determined in such courts. Both parties irrevocably waive the defense of an inconvenient forum to the maintenance of such suit or proceeding. Both parties further agree that service of process upon a party mailed by first class mail shall be deemed in every respect effective service of process upon the party in any such suit or proceeding. Nothing herein shall affect either party’s right to serve process in any other manner permitted by law. Both parties agree that a final non-appealable judgment in any such suit or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on such judgment or in any other lawful manner.
               b. Counterparts, Signatures by Facsimile. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party. This Agreement, once executed by a party, may be delivered to the other party hereto by facsimile transmission of a copy of this Agreement bearing the signature of the party so delivering this Agreement.
               c. Headings. The headings of this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement.
               d. Severability. If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement or the validity or enforceability of this Agreement in any other jurisdiction.
               e. Entire Agreement; Amendments. This Agreement and the instruments referenced herein contain the entire understanding of the parties with respect to the matters covered herein and therein and, except as specifically set forth herein or therein, neither the Company nor the Holder makes any representation, warranty, covenant or undertaking with respect to such matters. No provision of this Agreement may be waived or amended other than by an instrument in writing signed by the parties.
               f. Notices. Any notices required or permitted to be given under the terms of this Agreement shall be sent by certified or registered mail (return receipt requested) or delivered personally or by courier (including a recognized overnight delivery service) or by facsimile and shall be effective five days after being placed in the mail, if mailed by regular United States mail, or upon receipt, if delivered personally or by courier (including a recognized overnight delivery service) or by facsimile, in each case addressed to a party. The addresses for such communications shall be:
If to the Company:
Dollar Financial Corp.
1436 Lancaster Avenue
Berwyn, PA 19312
Facsimile: (610) 296-7844
Attention: Randy Underwood, Chief Financial Officer
If to the Holder:
[INSERT ADDRESS]
Facsimile:
Attention:
Each party shall provide notice to the other party of any change in address.
               g. Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their successors and assigns. Neither the Company nor the Holder shall assign this Agreement or any rights or obligations hereunder without the prior written consent of the other.
               h. Third Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other person.
               i. Further Assurances. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.
               j. No Strict Construction. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.
[SIGNATURE PAGE FOLLOWS]

          IN WITNESS WHEREOF, the Company and the Holder have caused this Agreement to be duly executed as of the date first above written.

DOLLAR FINANCIAL CORP.
By:
Name:
Title:

[HOLDER]
By:
Name:
Title:

EXHIBIT A
Delivery of Old Notes
Old Notes will be delivered via a DWAC withdrawal by the Holder:

Par	$
DTC#
CUSIP #:
Name of Issue:	Dollar Financial Corp. 2.875% Senior Convertible Notes due 2027
FAST Transfer Agent #:	9968
Issuance of New Notes
New Notes will be delivered via DTC from the following account of the Trustee:

Par	$
Institution	U.S. Bank National Association
DTC#	2803
To the following account of the Holder:

Par	$
Name of Bank/Broker:
DTC#
Account #:
Account Name:
Wire Instructions for Accrued Interest:

Bank Name:
Bank Address:
ABA #:
Account #:
Account Name:
Ref:	Dollar Financial Corp. 3.00% Senior Convertible Notes due 2028

EXHIBIT B
THE EXCHANGE, THE NEW NOTES, SUMMARY OF MATERIAL DIFFERENCES
BETWEEN THE OUTSTANDING NOTES AND THE NEW NOTES AND CERTAIN MATERIAL
UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

THE EXCHANGE

Offeror	Dollar Financial Corp.

Background	We issued the Outstanding Notes in June 2007 in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended, which we refer to as the Securities Act. On September 20, 2007, we filed a registration statement on Form S-3 (File No. 333-146205), which became effective on October 18, 2007, covering resales from time to time by selling securityholders of our Outstanding Notes and shares of our common stock issuable upon conversion of the Outstanding Notes.

The Transaction	Upon the terms and subject to the conditions set forth in this Summary and the Agreement, in the Exchange we will exchange $1,000 principal amount of New Notes for each $1,000 principal amount of your Old Notes. We will also pay to you in cash accrued and unpaid interest on the Old Notes from the last applicable interest payment date to, but excluding, the Closing Date.

Purpose of the Exchange	The purpose of the Exchange is to exchange your Old Notes for New Notes with certain different terms.

Trading	The Outstanding Notes are not listed on any national securities exchange. You are urged to consult with your bank, broker or financial advisor in order to obtain information regarding the market prices for the Outstanding Notes. We cannot assure you that an active or liquid market will develop for the New Notes. Our common stock is traded on NASDAQ under the symbol “DLLR”. The last reported sale price of our common stock on December 7, 2009 was $24.13 per share.

Closing Date	We anticipate the Closing Date will be on December 30, 2009.

Comparison of Material Differences Between the Outstanding Notes and New Notes	There are material differences among the terms of the Outstanding Notes and the New Notes. See “Material Differences Between the Outstanding Notes and the New Notes” included as part of this Exhibit B.

Regulatory Approvals	We are not aware of any regulatory approvals necessary to complete the Exchange, other than compliance with applicable securities laws, including the qualification of the Indenture that will govern the New Notes under the Trust Indenture Act of 1939, as amended.

Use of Proceeds	We will not receive any cash proceeds from the Exchange. The Old Notes will be retired and canceled upon the closing of the Exchange.

Fees and Expenses of the Exchange	You are not required to pay fees or commissions to us in connection with the Exchange. If your Old Notes are held through a broker or other nominee who tenders the Old Notes on your behalf, your broker may charge you a commission for doing so. You should consult with your broker or nominee to determine whether any charges will apply.

United States Federal Income Tax Consequences	The U.S. federal income tax consequences of the Exchange are not entirely clear because there is no statutory, administrative or judicial authority that specifically addresses an exchange with the terms of the Exchange. Although the matter is not free from doubt, we intend to take the position that the exchange of the Old Notes for the New Notes constitutes a significant modification of the Old Notes for U.S. federal income tax purposes. We also intend to take the position that the exchange will constitute a reorganization such that you should not recognize any gain or loss for federal tax purposes. The New Notes may have original issue discount (“OID”) that would require you to accrue interest income at a different rate and on a different schedule than is applicable to your Old Notes. It is not possible to determine if the New Notes will have OID until the settlement date. See “Certain Material United States Federal Income Tax Considerations” that is included as part of this Exhibit B.

Additional Information	We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document that we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for information on the operation of the public reference room. Reports, proxy and information statements, and other information filed electronically by us with the SEC are available to the public at the SEC’s website at http://www.sec.gov. However, information on the SEC’s website does not constitute a part of this Exhibit B.

In this document, Dollar Financial Corp. “incorporates by reference” the information it files with the SEC, which means that we can disclose important information to you by referring to that information. The information incorporated by reference is considered to be part of this Exhibit B. We incorporate by reference the documents listed below (other than, in each case, documents or information that is deemed to have been furnished and not filed in accordance with SEC rules):

• Our Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, filed with the SEC on November 6, 2009;

• Our Definitive Proxy Statement on Schedule 14A, filed with the SEC on October 8, 2009;

•      Our Current Reports on Form 8-K filed with the SEC on August 14, 2009, September 1, 2009, October 28, 2009, November 2, 2009, November 12, 2009, November 13, 2009, November 18, 2009, November 20, 2009 and December 2, 2009; and

• Our Annual Report on Form 10-K for the fiscal year ended June 30, 2009, filed with the SEC on September 3, 2009.

You should rely only on the information provided in this document or incorporated in this Exhibit B by reference. Dollar Financial Corp. has not authorized anyone to provide you with different information.

NEW NOTES

Issuer	Dollar Financial Corp., a Delaware corporation.

New Notes	3.00% Senior Convertible Notes due 2028.

Maturity	April 1, 2028 unless earlier converted, redeemed or repurchased.

Ranking	The New Notes will be our senior, unsecured obligations and will rank equal in right of payment to all of our other unsecured and unsubordinated indebtedness, will be pari passu with the Outstanding Notes and will be effectively subordinated to all of our existing and future secured debt and to the indebtedness and other liabilities of our subsidiaries.

Conversion Price and Conversion Rate	Holder may convert their New Notes into cash and, if applicable, shares of our common stock prior to the close of business on the trading day immediately preceding the maturity date, only if the conditions for conversion described below under “— Exercise of Conversion Rights” are satisfied. The initial conversion rate of the New Notes will be specified in the Indenture for the New Notes, and will equal 1,000 divided by the initial conversion price. The initial conversion price will be $28.956.

Interest Rate	The New Notes will accrue interest at a rate of 3.00% per annum. Interest on the New Notes is payable in cash semi-annually in arrears on April 1 and October 1 of each year beginning on April 1, 2010.

Exercise of Conversion Rights	You may convert the New Notes into shares of our common stock at any time on or before the close of business on the second business day immediately preceding stated maturity, only under the following circumstances:

•      during any calendar quarter commencing after December 31, 2009, if the closing sale price of our common stock is greater than or equal to 130% of the applicable conversion price for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the preceding calendar quarter;

• during the five business day period following any five consecutive trading day period in which the trading price of the notes for each day of such period was less than

98% of the product of the closing sale price per share of our common stock on such day and the conversion rate in effect for the notes on each such day;

• if such New Notes have been called for redemption;

• at any time on or after September 30, 2027; or

• upon the occurrence of a “Fundamental Change” (as defined in the Indenture that will govern the New Notes).

The initial conversion rate will be adjusted for certain events, but it will not be adjusted for accrued interest or any additional amounts.

You will not receive any cash payment or additional shares representing accrued and unpaid interest upon conversion of a New Note, except in limited circumstances. Instead, interest, including any additional amounts, will be deemed paid by the common stock or combination of cash and common stock delivered to you upon conversion.

Subject to our election to satisfy our conversion obligation entirely in shares of our common stock, upon a surrender of your notes for conversion, we will deliver an amount in cash equal to the lesser of the aggregate principal amount of notes to be converted and our total conversion obligation. If our conversion obligation exceeds the aggregate principal amount of notes to be converted, we will deliver shares of our common stock in respect of the excess as described in the Indenture that will govern the New Notes.

If you elect to convert your notes in connection with a Fundamental Change, we will pay upon conversion of the notes a make whole premium as described in the Indenture that will govern the New Notes. The premium will be based on the effective stock price at the consummation of the Fundamental Change transaction.

The aggregate number of shares of our common stock that we may issue with respect to all of the New Notes will not exceed the maximum number of shares that we may issue without stockholder approval pursuant to NASDAQ Rule 5635, as amended from time to time, until either (i) we have obtained the approval of our stockholders for the issuance of shares of common stock upon the conversion of the New Notes in excess of such aggregate amount, or (ii) we have obtained the consent of the holders of a majority of the then outstanding aggregate principal amount of the New Notes to satisfy our conversion obligation entirely in shares of our common stock.

Redemption at Our Option	On or after April 5, 2015, we may redeem for cash all or part of the New Notes, upon at least 30 but not more than 60 days’ notice before the redemption date by mail to the trustee, the paying agent and each holder of the New Notes. The amount of cash paid in connection with each such redemption will be 100% of the principal amount of the New Notes to be redeemed, plus accrued and unpaid interest, including any additional amounts, to but excluding the redemption date.

Purchase of Notes by Us at the Option of the Holder	You have the right to require us to purchase all or a portion of your New Notes on April 1, 2015, April 1, 2018 and April 1, 2023 (each of which we refer to as the purchase date). The purchase price payable will be equal to 100% of the principal amount of the New Notes to be purchased plus any accrued and unpaid interest, including any additional amounts, to but excluding the purchase date. We will pay cash for all New Notes so purchased.

Fundamental Change	If we undergo a Fundamental Change before maturity of the New Notes, you will have the right, subject to certain conditions, to require us to repurchase for cash all or a portion of your New Notes at a repurchase price equal to 100% of the principal amount of the New Notes being repurchased, plus accrued and unpaid interest, including any additional amounts, up to but excluding the date of repurchase.

Trustee, Paying Agent and Conversion Agent	U.S. Bank National Association

Book-Entry Form	The New Notes will be issued in book-entry form and will be represented by a global certificate or certificates deposited with, or on behalf of, the DTC and registered in the name of a nominee of DTC. Beneficial interests in any of the New Notes will be shown on, and transfers will be effected only through, records maintained by DTC or its nominee and any such interest may not be exchanged for certificated securities except in limited circumstances.

Trading Symbol for Our Common Stock	Our common stock is listed on NASDAQ under the symbol “DLLR.”

United States Federal Income Tax Consequences	You should consult your own tax advisors concerning the consequence of ownership of the New Notes or common stock acquired upon conversion or exchange of a New Note.

SUMMARY OF MATERIAL DIFFERENCES BETWEEN THE OUTSTANDING NOTES
AND THE NEW NOTES
          Material differences between the Outstanding Notes and New Notes are described in the table below and except as set forth below, the terms of the New Notes are substantially similar in all material respects to those of the Outstanding Notes. The table below is qualified in its entirety by the information contained in the Offering Information and the documents governing the Outstanding Notes and the New Notes.

	Outstanding Notes	New Notes
Notes	$200.0 million aggregate principal amount of Senior Convertible Notes due 2027.	Up to $120.0 million aggregate principal amount of Senior Convertible Notes due 2028.

Maturity Date	June 30, 2027	April 1, 2028

Interest Rate	The Outstanding Notes bear interest at an annual rate of 2.875%. Interest on the Outstanding Notes is payable semi-annually in arrears on June 30 and December 31 of each year, beginning December 31, 2007.	The New Notes will bear interest at an annual rate of 3.00%. Interest on the Outstanding Notes will be payable semi-annually in arrears on April 1 and October 1 of each year, beginning April 1, 2010.

Conversion Rights	The Outstanding Notes are convertible into cash and, in certain circumstances, shares of our common stock pursuant to the terms of the Outstanding Notes. The conversion rate of the Outstanding Notes is 25.7759 shares per $1,000 principal amount of Outstanding Notes (equivalent to an initial conversion price of approximately $38.80 per share). The conversion rate, and thus the conversion price, may be adjusted under certain circumstances. The Outstanding Notes are convertible into shares of our common stock at any time on or before the close of business on the second business day immediately preceding stated	The New Notes will be convertible into cash and, in certain circumstances, shares of our common stock pursuant to the terms of the New Notes. The conversion rate of the New Notes will be 34.5352 per $1,000 principal amount of New Notes (equivalent to an initial conversion price of approximately $28.956 per share). The conversion rate, and thus the conversion price, may be adjusted under certain circumstances. The New Notes will be convertible into shares of our common stock at any time on or before the close of business on the second business day immediately preceding stated maturity, only under the following

Outstanding Notes	New Notes
maturity, only under the following circumstances: (i) during any calendar quarter, if the closing sale price of our common stock is greater than or equal to 130% of the applicable conversion price for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the preceding calendar quarter; (ii) during the five business day period following any five consecutive trading day period in which the trading price of the Outstanding Notes for each day of such period was less than 98% of the product of the closing sale price per share of our common stock on such day and the conversion rate in effect for the notes on each such day; (iii) if the Outstanding Notes have been called for redemption; (iv) at any time on or after December 31, 2026; or (v) upon the occurrence of a Fundamental Change.	circumstances: (i) during any calendar quarter commencing after December 31, 2009, if the closing sale price of our common stock is greater than or equal to 130% of the applicable conversion price for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the preceding calendar quarter; (ii) during the five business day period following any five consecutive trading day period in which the trading price of the New Notes for each day of such period was less than 98% of the product of the closing sale price per share of our common stock on such day and the conversion rate in effect for the notes on each such day; (iii) if the New Notes have been called for redemption; (iv) at any time on or after September 30, 2027; or (v) upon the occurrence of a Fundamental Change.

The amount of the “make whole premium” by which the conversion rate will be adjusted in the event of a Fundamental Change is represented by a table in the indenture governing the Outstanding Notes.

At any time before December 31, 2026, the Company may (unless and until it terminates such right) irrevocably make a election to satisfy its conversion obligations with	The amount of the “make whole premium” by which the conversion rate will be adjusted in the event of a Fundamental Change (represented by a table in the indenture governing the Outstanding Notes) will be revised in the New Notes to be based on the closing price of shares of our common stock on the date that the Agreement is signed (which will be represented by a new table included in the Indenture

	Outstanding Notes	New Notes
respect to the Outstanding Notes solely in shares of our common stock as provided for in the indenture governing the Outstanding Notes.	governing the New Notes).

At any time before September 30, 2027, the Company may (unless and until it terminates such right) irrevocably make an election to satisfy our conversion obligations with respect to the New Notes solely in shares of our common stock as provided for in the Indenture governing the New Notes.

Purchase of Notes by Us at the Option of the Holder	Holders of Outstanding Notes have the right to require us to purchase all or a portion of their Outstanding Notes on December 31, 2012, December 31, 2014, June 30, 2017 and June 30, 2022 (each of which we refer to as the Outstanding Notes purchase date). The purchase price payable will be equal to 100% of the principal amount of the Outstanding Notes to be purchased plus any accrued and unpaid interest, including any additional amounts, to but excluding the applicable Outstanding Notes purchase date. We will pay cash for all Outstanding Notes so purchased.	Holders of New Notes will have the right to require us to purchase all or a portion of their New Notes on April 1, 2015, April 1, 2018 and April 1, 2023 (each of which we refer to as the New Notes purchase date). The purchase price payable will be equal to 100% of the principal amount of the New Notes to be purchased plus any accrued and unpaid interest, including any additional amounts, to but excluding the New Notes purchase date. We will pay cash for all New Notes so purchased.

Redemption at Our Option	On or after December 31, 2012, but prior to December 31, 2014, we may redeem for cash all or part of the Outstanding Notes, if during any period of 30 consecutive trading days ending not later than December 31, 2014, the closing sale price of a share of our common stock is for at	On or after April 5, 2015, we may redeem for cash all or part of the New Notes, upon at least 30 but not more than 60 days’ notice before the redemption date by mail to the trustee, the paying agent and each holder of the New Notes. The amount of cash paid in connection with each such

Outstanding Notes	New Notes
least 20 trading days within such period of 30 consecutive trading days greater than or equal to 120% of the conversion price on each such day. On or after December 31, 2014, we may redeem for cash all or part of the Outstanding Notes, upon at least 30 but not more than 60 days’ notice before the redemption date by mail to the trustee, the paying agent and each holder of the Outstanding Notes. The amount of cash paid in connection with each such redemption will be 100% of the principal amount of the Outstanding Notes to be redeemed, plus accrued and unpaid interest, including any additional amounts, to but excluding the redemption date.	redemption will be 100% of the principal amount of the New Notes to be redeemed, plus accrued and unpaid interest, including any additional amounts, to but excluding the redemption date.

CERTAIN MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
          To ensure compliance with Treasury Department Circular 230, you are hereby notified that: (a) any discussion of federal tax issues in this Agreement is not intended or written by us to be relied upon, and cannot be relied upon by you for the purpose of avoiding penalties that may be imposed on investors under the Internal Revenue Code of 1986, as amended (the “Code”); (b) such discussion is written in connection with the promotion or marketing of the transactions or matters addressed herein by the Company; and (c) you should seek advice based on your particular circumstances from an independent tax advisor.
          The following summary describes the material U.S. federal income tax consequences, as of the date hereof, of the exchange of your Old Notes for New Notes. Except where noted, it deals only with notes held as capital assets. This summary does not deal with special situations, including holders who are subject to special tax regimes, alternative minimum tax consequences, if any; and any state, local or foreign tax consequences.
          The discussion below is based upon the provisions of the Code and Treasury regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result, prospectively or retroactively, in U.S. federal income tax consequences different from those discussed below.
          You should consult your tax advisors concerning the U.S. federal income tax consequences to you in light of your particular situations as well as any consequences arising under the laws of any state, local, or foreign taxing jurisdiction.
          The Exchange will be treated as a modification of the Old Notes, and such modification will be treated as an exchange for federal income tax purposes if the modification is “significant.” Under applicable U.S. Treasury Regulations, a modification of a debt instrument is a significant modification only if, based on all facts and circumstances, the legal rights or obligations that are altered and the degree to which they are altered are economically significant. Although the matter is not free from doubt, we believe that, based on all the facts and circumstances, the differences between the terms of the Old Notes and the New Notes should be treated as economically significant and thus we intend to take the position that the exchange of Old Notes for New Notes constitutes an exchange for federal income tax purposes.
          Although the matter is not free from doubt, we believe that the Exchange constitutes a recapitalization for U.S. federal income tax purposes. Whether the Exchange constitutes a recapitalization depends, in part, on whether the Old Notes and New Notes constitute securities for U.S. federal income tax purposes. The term “security” is not clearly defined in the relevant authorities, and the determination of whether a debt instrument is a security requires an overall evaluation of the nature of the instrument, with the term of the instrument as one of the most significant factors. Generally, a debt instrument with a term of more than ten years is considered to be a security. We believe that both the Old Notes and the New Notes should constitute securities for U.S. federal income tax purposes, and we intend to take the position that the Exchange constitutes a recapitalization for tax purposes. If treated as a recapitalization, you should not recognize any gain or loss on the Exchange except that amounts received with respect to accrued interest on the Old Notes will be taxable as ordinary interest income. The basis of the New Notes received should equal the basis in your Old Notes exchanged pursuant to the Exchange. The holding period for the New Notes should include the holding period for the Old Notes exchanged. If you hold five percent or more (by vote or value) or the total outstanding stock of the Company, you will be required to include a statement pursuant to Treasury Regulation Section 1.368-3(b) on your tax return for the year of the Exchange. The remainder of this discussion assumes that the Exchange will be treated as a recapitalization for federal income tax purposes.
          In general, any market discount or bond premium on the Old Notes will carry over to the New Notes received in the Exchange. The New Notes will likely be treated as issued with original issue discount. We will advise you of the amount of original issue discount in the New Notes after the Exchange occurs. The amount of original issue discount, if any, may be reduced by acquisition premium, if any, with respect to the New Notes. The rules regarding market discount, bond premium, acquisition premium, and original issue discount are complex, and holders should consult their own tax advisors with respect to such issues and with respect to any tax elections that may be available to them.
          The terms of the New Notes are substantially similar to the Outstanding Notes except as described under “Summary of Material Differences Between the Outstanding Notes and the New Notes” in this Exhibit B. The Company intends to treat the New Notes as debt instruments which are not contingent payment debt instruments. You should consult your tax advisors concerning the tax consequences of the ownership, sale, conversion or other disposition of the New Notes and the common stock into which the New Notes may be converted.

EXHIBIT C
Risk Factors
          You should carefully consider the risks described below, as well as the risks described in the documents incorporated by reference in Exhibit B, including in our annual report on Form 10-K for the year ended June 30, 2009 and our subsequently filed quarterly reports on Form 10-Q and current reports on Form 8-K, before making an investment decision. The risks described below are not the only ones that we face. Additional risks not presently known to us or that we currently consider less significant may also impair our business operations. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of the notes and our common stock could decline due to any of these risks, and you may lose all or part of your investment.
Risks Related to Our Business and Industry
If we do not generate a sufficient amount of cash, which depends on many factors beyond our control, our liquidity and our ability to service our indebtedness and fund our operations would be harmed.
          We believe that our cash flow from operations, available cash and available borrowings under our senior secured credit facility, as presently contemplated to be amended, will be adequate to meet our future liquidity needs. However, we have substantial debt service obligations, working capital needs and contractual commitments. We cannot assure you that our business will generate sufficient cash flow from operations, that our anticipated revenue growth will be realized or that future borrowings will be available to us under credit facilities in amounts sufficient to enable us to pay our existing indebtedness, fund our expansion efforts or fund our other liquidity needs. In addition, adverse changes in any of the measures above may impact the value of the goodwill or other intangible assets on our balance sheet by causing us to write-down or write-off the balance completely.
Changes in applicable laws and regulations governing consumer protection and lending practices, both domestically and abroad, may have a significant negative impact on our business, results of operations and financial condition.
          Our business is subject to numerous state and certain federal and foreign laws and regulations which are subject to change and which may impose significant costs or limitations on the way we conduct or expand our business. These regulations govern or affect:
•	check cashing fees;

•	licensing and posting of fees;

•	lending practices, such as truth in lending and installment and single-payment lending;

•	interest rates and usury;

•	loan amount and fee limitations;

•	currency reporting;

•	privacy of personal consumer information; and

•	prompt remittance of proceeds for the sale of money orders.
          As we develop and introduce new products and services, we may become subject to additional federal, state and foreign regulations. In addition, future legislation or regulations may restrict our ability to continue our current methods of operation or expand our operations and may have a negative effect on our business, results of operations and financial condition. In addition, local and federal governments may seek to impose new licensing requirements or interpret or enforce existing requirements in new ways. Our business is also subject to litigation and regulatory proceedings, which could generate adverse publicity or cause us to incur substantial expenditures or modify the way we conduct our business.
          Various anti-cash advance legislation has been proposed or introduced in various state legislatures and in the U.S. Congress. Congressional members continue to receive pressure from consumer advocates and other industry opposition groups to adopt such legislation. Any U.S. federal legislative or regulatory action that severely restricts or prohibits cash advance and similar services, if enacted, could have an adverse impact on our business, prospects, results of operations and financial condition.
          Currently our check cashing and consumer lending activities are subject to only limited substantive regulation in Canada other than usury laws. Effective May 3, 2007, the Canadian Parliament amended the federal usury law to transfer jurisdiction and the development of laws and regulations of our industry’s consumer loan products to the respective provinces. There can be no assurance that the new regulations that may be adopted would not have a detrimental effect on our consumer lending business in Canada. Historically, our Canadian consumer lending activities were subject to provincial licensing in Saskatchewan, Nova Scotia, New Brunswick and Newfoundland. A federal usury ceiling applied to loans we made to Canadian customers. Such borrowers historically contracted to repay us in cash; if they elected to repay by check, we also collected, in addition to a permissible finance charge, our customary check-cashing fees. To date, the provinces of British Columbia, Saskatchewan, Manitoba, Ontario, Nova Scotia, Prince Edward Island, Alberta and New Brunswick have all passed legislation to regulate short term consumer lenders and each are in the process of adopting the new regulations and rates consistent with the regulations. In general, the regulations proposed and implemented to date are similar to those in effect in the United States which require lenders to be licensed, set maximum limits on the charges to the consumer for a loan and regulate collection practices.
          In the United Kingdom, our consumer lending activities must comply with the Consumer Credit Act of 1974 and related rules and regulations which, among other things, require us to obtain governmental licenses and prescribe the presentation, form and content of loan agreements. The modification of existing laws or regulations in Canada and the United Kingdom, or the adoption of new laws or regulations restricting or imposing more stringent requirements on our international check cashing and consumer lending activities, could increase our operating expenses and significantly limit our international business activities.

Public perception and press coverage of single-payment consumer loans as being predatory or abusive could negatively affect our revenues and results of operations.
          Consumer advocacy groups and some legislators have recently advocated governmental action to prohibit or severely restrict certain types of short-term consumer lending. Typically the consumer groups, some legislators and press coverage focus on lenders that charge consumers interest rates and fees that are higher than those charged by credit card issuers to more creditworthy consumers. This difference in credit cost may become more significant if a consumer does not repay the loan promptly, but renews the loan for one or more additional short-term periods. These types of short-term single-payment loans are often characterized by consumer groups, some legislators and press coverage as predatory or abusive toward consumers. If consumers accept this negative characterization of certain single-payment consumer loans and believe that the loans we provide to our customers fit this characterization, demand for our loans could significantly decrease, which could negatively affect our revenues and results of operations.
If our estimates of loan losses are not adequate to absorb losses, our results of operations and financial condition may be adversely affected.
          We maintain an allowance for loan losses for anticipated losses on company-funded loans and loans in default. To estimate the appropriate level of loan loss reserves, we consider known and relevant internal and external factors that affect loan collectability, including the amount of outstanding loans owed to us, historical loans charged off, current collection patterns and current economic trends. Our current allowance for loan losses is based on our charge-offs, expressed as a percentage of loan amounts originated for the last twelve months applied against the principal balance of outstanding loans. As of September 30, 2009, our allowance for loan losses on company-funded consumer loans that were not in default was $13.4 million and our allowance for losses on loans in default was $18.0 million. These reserves, however, are estimates, and if actual loan losses are materially greater than our loan loss reserves, our results of operations and financial condition could be adversely affected.
Legal proceedings may have a material adverse impact on our results of operations or cash flows in future periods.
          We are currently subject to a number of legal proceedings. We are vigorously defending these proceedings. In addition, we are likely to be subject to further legal proceedings in the future. The resolution of any current or future legal proceeding could cause us to have to refund fees and/or interest collected, refund the principal amount of advances, pay damages or other monetary penalties and/or modify or terminate our operations in particular local and federal jurisdictions. We may also be subject to adverse publicity. Defense of any legal proceedings, even if successful, requires substantial time and attention of our senior officers and other management personnel that would otherwise be spent on other aspects of our business and requires the expenditure of significant amounts for legal fees and other related costs. Settlement of lawsuits may also result in significant payments and modifications to our operations. Any of these events could have a material adverse effect on our business, prospects, results of operations and financial condition. See “Item 3. Legal Proceedings” in our annual report on Form 10-K for the fiscal year ended June 30, 2009.

          For example, as previously disclosed in our public filings with the SEC, on August 19, 2003, a former customer in Ontario, Canada, Margaret Smith commenced an action against one of our subsidiaries, on behalf of a purported class of Ontario borrowers who, Smith claims, were subjected to usurious charges in payday-loan transactions, which we refer to as the Ontario Litigation. The action alleges violations of a Canadian federal law proscribing usury, seeks restitution and damages, including punitive damages, and seeks injunctive relief prohibiting further alleged usurious charges. The plaintiff’s motion for class certification was granted on January 5, 2007. The trial of the common issues commenced on April 27, 2009 but was suspended when the parties reached a settlement, which is subject to final court approval. During the fiscal quarter and fiscal year ended June 30, 2009, we recorded a charge of $57.4 million in relation to the pending Ontario settlement and for the potential settlement of certain of the similar class action proceedings pending in other Canadian provinces. There is no assurance that the Ontario settlement will receive final Court approval or that any of the other class action proceedings will be settled. Although we believe that we have meritorious defenses to the claims in the proceedings and intend to vigorously defend against such claims, the ultimate cost of resolution of such claims, either through settlements or pursuant to litigation, may substantially exceed the amount accrued as of June 30, 2009, and additional accruals may be required in the future. As of September 30, 2009, the remaining provision of approximately $53.4 million is included in our accrued expenses.
Competition in the financial services industry could cause us to lose market share and revenues.
          The industry in which we operate is highly fragmented and very competitive. In addition, we believe that the market will become more competitive as the industry consolidates. In addition to other check cashing stores and consumer lending stores in the United States, Canada, the United Kingdom and Europe, we compete with banks and other financial services entities and retail businesses that cash checks, offer consumer loans, sell money orders, provide money transfer services or offer other products and services offered by us. Some of our competitors have larger and more established customer bases and substantially greater financial, marketing and other resources than we have. As a result, we could lose market share and our revenues could decline, thereby affecting our ability to generate sufficient cash flow to service our indebtedness and fund our operations.
Unexpected changes in foreign tax rates could negatively impact our operating results.
          We currently conduct significant check cashing and consumer lending activities internationally. Our foreign subsidiaries accounted for 75.9% of our total revenues during the three months ended September 30, 2009, and 72.4% of our total revenues during the three months ended September 30, 2008. Our financial results may be negatively impacted to the extent tax rates in foreign countries where we operate increase and/or exceed those in the United States and as a result of the imposition of withholding requirements on foreign earnings.
Risk and uncertainties related to political and economic conditions in foreign countries in which we operate could negatively impact our operations.
          We currently conduct significant check cashing and consumer lending activities internationally. If political, regulatory or economic conditions deteriorate in these countries, our ability to conduct our international operations could be limited and our costs could be increased. Moreover, actions or events could occur in these countries that are beyond our control, which could restrict or eliminate our ability to operate in such jurisdictions or significantly reduce product demand and the expected profitability of such operations.
The international scope of our operations may contribute to increased costs and negatively impact our operations.
          Our operations in Canada and the United Kingdom are significant to our business and present risks which may vary from those we face domestically. At September 30, 2009, assets held by our foreign subsidiaries represented 71.1% of our total assets. Since international operations increase the complexity of an organization, we may face additional administrative costs in managing our business. In addition, most countries typically impose additional burdens on non-domestic companies through the use of local regulations, tariffs and labor controls. Unexpected changes to the foregoing could negatively impact our operations.
Foreign currency fluctuations may adversely affect our results of operations.
          We derive significant revenue, earnings and cash flow from our operations in Canada and the United Kingdom. Our results of operations are vulnerable to currency exchange rate fluctuations principally in the Canadian dollar and the British pound against the United States dollar. We estimate that a 10.0% change in foreign exchange rates by itself would have impacted reported pre-tax earnings from continuing operations (exclusive in the three months ended September 30, 2009 of unrealized foreign exchange losses of approximately $7.8 million and losses on store closings of approximately $0.2 million) by approximately $2.9 million for the three months ended September 30, 2009 and $3.0 million (exclusive of losses on store closings of approximately $2.3 million) for the three months ended September 30, 2008. This impact represents 12.7% of our consolidated foreign pre-tax earnings for the three months ended September 30, 2009 and 13.6% of our consolidated foreign pre-tax earnings for the three months ended September 30, 2008.
Demand for our products and services is sensitive to the level of transactions effected by our customers, and accordingly, our revenues could be affected negatively by a general economic slowdown.
          A significant portion of our revenues is derived from cashing checks and consumer lending. Revenues from check cashing and consumer lending accounted for 26.7% and 55.7%, respectively, of our total revenues during the three months ended September 30, 2009 and 31.7% and 53.2%, respectively, of our total revenues during the three months ended September 30, 2008. Any changes in economic factors that adversely affect consumer transactions and employment could reduce the volume of transactions that we process and have an adverse effect on our revenues and results of operations.
If the national and worldwide financial crisis continues, potential disruptions in the credit markets may negatively impact the availability and cost of short-term borrowing under our senior secured credit facility, which could adversely affect our results of operations, cash flows and financial condition.
          If internal funds are not available from our operations and after utilizing our excess cash we may be required to rely on the banking and credit markets to meet our financial commitments and short-term liquidity needs. Disruptions in the capital and credit markets, as have been experienced during 2008 and 2009, could adversely affect our ability to draw on our revolving loans. Our access to funds under that credit facility is dependent on the ability of the banks that are parties to the facility to meet their funding commitments. Those banks may not be able to meet their funding commitments to us if they experience shortages of capital and liquidity or if they experience excessive volumes of borrowing requests from us and other borrowers within a short period of time. In addition, the effects of the global recession and its effects on our operations and the translational effects of our foreign operations, could cause us to have difficulties in complying with our credit agreements. Longer term disruptions in the capital and credit markets as a result of uncertainty, changing or increased regulation, reduced alternatives, or failures of significant financial institutions could adversely affect our ability to refinance our senior secured credit facility on favorable terms, if at all. The lack of availability under, and the inability to subsequently refinance, our senior secured credit facility could require us to take measures to conserve cash until the markets stabilize or until alternative credit arrangements or other funding for our business needs can be arranged. Such measures could include deferring capital expenditures, including acquisitions, and reducing or eliminating other discretionary uses of cash.
Our business model for our legal document processing services business is being challenged in the courts, as well as by state legislatures, which could result in our discontinuation of these services in any one or more jurisdictions.
          Our business model for our legal document processing services business is being challenged in various states and, at the federal level, by various United States bankruptcy trustees, as the unauthorized practice of law. A finding in any of these pending lawsuits and proceedings that our legal document processing services business model constitutes the unauthorized practice of law could result in our discontinuation of these services in any one or more jurisdictions.
          Future legislative and regulatory activities and court orders may restrict our ability to continue our current legal document processing services business model or expand its use. For example, there have been recent efforts by various trade and state bar associations and state legislatures and regulators to define the practice of law in a manner which would prohibit the preparation of legal documents by non-attorneys or prohibit nonattorneys from offering for sale certain legal documents.
Changes in local rules and regulations such as local zoning ordinances could negatively impact our business, results of operations and financial condition.
          In addition to state and federal laws and regulations, our business can be subject to various local rules and regulations such as local zoning regulations. Any actions taken in the future by local zoning boards or other local governing bodies to require special use permits for, or impose other restrictions on, our ability to provide products and services could adversely affect our ability to expand our operations or relocate existing stores.
A reduction in demand for our products and services and failure by us to adapt to such reduction could adversely affect our business and results of operations.
          The demand for a particular product or service we offer may be reduced due to a variety of factors, such as regulatory restrictions that decrease customer access to particular products, the availability of competing products or changes in customers’ preferences or financial conditions. Should we fail to adapt to significant changes in our customers’ demand for, or access to, our products or services, our revenues could decrease significantly and our operations could be harmed. Even if we do make changes to existing products or services or introduce new products or services to fulfill customer demand, customers may resist or may reject such products or services. Moreover, the effect of any product change on the results of our business may not be fully ascertainable until the change has been in effect for some time and by that time it may be too late to make further modifications to such product or service without causing further harm to our business and results of operations.
Our business and results of operations may be adversely affected if we are unable to manage our growth effectively.
          Our expansion strategy, which contemplates the addition of new stores, the acquisition of competitor stores and acquiring or developing new distribution channels for our products in the United States, Canada, the United Kingdom, the Republic of Ireland, Poland and other international markets, is subject to significant risks. Our continued growth is dependent upon a number of factors, including the ability to hire, train and retain an adequate number of experienced management employees, the availability of adequate financing for our expansion activities, the ability to successfully transition acquired stores or their historical customer base to our operating platform, the ability to obtain any government permits and licenses that may be required, the ability to identify and overcome cultural and linguistic differences which may impact market practices within a given geographic region, and other factors, some of which are beyond our control. There can be no assurance that we will be able to successfully grow our business or that our current business, results of operations and financial condition will not suffer if we are unable to do so. Expansion beyond the geographic areas where the stores are presently located will increase demands on management and divert their attention. In addition, expansion into new products and services will present new challenges to our business and will require additional management time.
Our ability to open and acquire new stores is subject to outside factors and circumstances over which we have limited control or that are beyond our control which could adversely affect our growth potential.
          Our expansion strategy includes acquiring existing stores and opening new ones. The success of this strategy is subject to numerous outside factors, such as the availability of attractive acquisition candidates, the availability of acceptable business locations, the ability to access capital to acquire and open such stores and the ability to obtain required permits and licenses. We have limited control, and in some cases, no control, over these factors. Moreover, the start-up costs and the losses we likely would incur from initial operations attributable to each newly opened store place demands upon our liquidity and cash flow, and we cannot assure you that we will be able to satisfy these demands. The failure to execute our expansion strategy would adversely affect our ability to expand our business and could materially adversely affect our revenue, profitability and results of operations.
If we do not successfully integrate newly acquired businesses into our operations, our performance and results of operations could be negatively affected.

          We have historically grown through strategic acquisitions and a key component of our growth strategy is to continue to pursue attractive acquisition opportunities, such as our intended acquisition of Military Financial Services, LLC, its and subsidiaries, including Dealers Financial Services, LLC, which we refer to as the “DFS acquisition”. The success of our acquisitions is dependent, in part, upon our effectively integrating the management, operations and technology of acquired businesses into our existing management, operations and technology platforms, of which there can be no assurance. The failure to successfully integrate acquired businesses into our organization, such as the business acquired in the DFS acquisition, could materially adversely affect our business, prospects, results of operations and financial condition.
Our check cashing services may further diminish because of technological advances.
          We derive a significant component of our revenues from fees associated with cashing payroll, government and personal checks. Recently, there has been increasing penetration of electronic banking services into the check cashing and money transfer industry, including direct deposit of payroll checks and electronic transfer of government benefits. To the extent that checks received by our customer base are replaced with such electronic transfers, demand for our check cashing services could decrease.
Our business is seasonal in nature, which causes our revenues and earnings to fluctuate.
          Our business is seasonal due to the impact of several tax-related services, including cashing tax refund checks, making electronic tax filings and processing applications for refund anticipation loans. Historically, we have generally experienced our highest revenues and earnings during the third fiscal quarter ending March 31 when revenues from these tax-related services peak. This seasonality requires us to manage our cash flows over the course of the year. If our revenues were to fall substantially below what we would normally expect during certain periods, our financial results would be adversely impacted and our ability to service our debt, including our ability to make interest payments on our debt, may also be adversely affected.
Because we maintain a significant supply of cash in our stores, we may be subject to cash shortages due to robbery, employee error and theft.
          Since our business requires us to maintain a significant supply of cash in each of our stores, we are subject to the risk of cash shortages resulting from robberies, as well as employee errors and theft. Although we have implemented various programs to reduce these risks, maintain insurance coverage for theft and provide security, systems and processes for our employees and facilities, we cannot assure you that robberies, employee error and theft will not occur and lead to cash shortages that could adversely affect our results of operations.
If we lose key management or are unable to attract and retain the talent required for our business, our operating results could suffer.
          Our future success depends to a significant degree upon the members of our senior management team, which have been instrumental in procuring capital to assist us in executing our growth strategies, identifying and negotiating domestic and international acquisitions and providing expertise in managing our developing international operations. The loss of the services of one or more members of senior management could harm our business and future development. Our continued growth also will depend upon our ability to attract and retain additional skilled management personnel. If we are unable to attract and retain the requisite personnel as needed in the future, our operating results and growth could suffer.
A catastrophic event at our corporate or international headquarters or our centralized call-center facilities in the United States, Canada and the United Kingdom could significantly disrupt our operations and adversely affect our business, results of operations and financial condition.
          Our global business management processes are primarily provided from our corporate headquarters in Berwyn, Pennsylvania, and our operations headquarters in Victoria, British Columbia, Nottingham, England and a satellite office in Fort Lauderdale, Florida. We also maintain a centralized call-center facility in Salt Lake City, Utah that performs customer service, collection and loan-servicing functions for our consumer lending business, as well as similar facilities in Victoria, British Columbia, Nottingham, England and a satellite office in Fort Lauderdale, Florida. We have in place disaster recovery plans for each of these sites, including data redundancy and remote information back-up systems, but if any of these locations were severely damaged by a catastrophic event, such as a flood, significant power outage or act of terror, our operations could be significantly disrupted and our business, results of operations and financial condition could be adversely impacted.
Any disruption in the availability of our information systems could adversely affect our business operations.
          We rely upon our information systems to manage and operate our stores and business. Each store is part of an information network that is designed to permit us to maintain adequate cash inventory, reconcile cash balances on a daily basis and report revenues and expenses to our headquarters. Our back-up systems and security measures could fail to prevent a disruption in our information systems. Any disruption in our information systems could adversely affect our business, prospects, results of operations and financial condition.
In the event that our cash flow from operations are not sufficient to meet our future liquidity needs, a portion of the goodwill on our balance sheet could become impaired, which could significantly impact our total shareholders’ equity.
          In the event that our cash flow from operations are not sufficient to meet our future liquidity needs, a portion of the goodwill on our balance sheet could become impaired as the fair value of our goodwill is estimated based upon a present value technique using discounted future cash flows. The balance of our goodwill as of September 30, 2009 of $467.3 million exceeded total shareholders’ equity of $219.9 million. As a result, a decrease to our cash flow from operations could result in a charge that significantly impacts the balance of our total shareholders’ equity.
Risks Related to the DFS Business
The DFS business relies upon exclusive contractual relationships with its service providers, and the DFS providers are needed but cannot be arranged or are not available.
          On October 28, 2009, we entered into a purchase agreement with Military Financial Services, LLC, which we refer to as “MFS”, and its equityholders, pursuant to which we agreed to purchase all of the outstanding membership interests of MFS, which we refer to as the DFS acquisition. As a result of the DFS acquisition, we could acquire MFS’ wholly owned subsidiary through which MFS conducts substantially all of its business, Dealers Financial Services, LLC, which we refer to as “DFS.” The consummation of the DFS acquisition is subject to the consent of the Company’s lenders under our senior credit facility, our procurement of sufficient financing, and the satisfaction of customary closing conditions. We expects to complete the DFS acquisition in December 2009; however, there is no assurance that the DFS acquisition will be consummated at that time or thereafter. The purchase agreement governing the terms and conditions of the DFS acquisition may be terminated by us or the other parties thereto at any time after December 31, 2009 due to a failure to satisfy any of the closing conditions under the purchase agreement prior to such date.
          DFS is an established business that provides services to enlisted military personnel who make application for auto loans to purchase new and used vehicles that are funded and serviced under an exclusive agreement with a major third-party national bank based in the United States. DFS’s revenue comes from fees related to the loan application which are paid by the third-party national bank and fees from the sale of ancillary products such as warranty service contracts and GAP insurance coverage. DFS relies upon exclusive contractual relationships with the third-party national bank for the funding and servicing of auto loans made in connection with qualifying applications submitted for its customers through DFS’s MILES program, a third party provider for service contracts and a third-party provider for GAP insurance contracts. If events were to occur which resulted in DFS losing any or all of these contractual relationships, or which resulted in a material reduction in the services provided, a material increase in the cost of the services provided or a material reduction in the fees earned by DFS for the services provided under these exclusive contractual relationships, DFS could be required to locate new or alternate service providers. In such event, and until DFS would be able to locate new or alternate service providers, the DFS business could be significantly disrupted. In addition, these new or alternate service providers may offer services that are more costly to DFS’s customers or that pay premiums or fees below the level that DFS currently receives. These changes could have a material adverse effect on the DFS business and negatively affect its revenues and results of operations.
Potential disruptions in the credit markets may negatively impact the availability and cost of auto loans which could adversely affect DFS’s results of operations, cash flows and financial condition.
          The auto loans made in connection with qualifying applications submitted for its customers through DFS’s MILES program are funded and serviced under an exclusive agreement with a major third-party national bank based in the United States. Disruptions in the capital and credit markets could adversely affect the third-party national bank’s ability to continue funding and servicing these auto loans. In addition, longer term disruptions in the capital and credit markets as a result of uncertainty, changing or increased regulation, reduced alternatives, or failures of significant financial institutions could adversely affect DFS’s ability to make arrangements with replacement or alternate lenders on favorable terms, if at all. If this third-party national bank were to provide DFS notice under its contract with DFS of its intent to terminate the contract, DFS would be required to find new or alternate service providers of credit arrangements for its customers.

Increases in the costs of auto loans, reductions in the fees paid to DFS in connection with auto loans or declines in business while replacement or alternate lenders are arranged could adversely affect DFS’s results of operations, cash flows and financial condition.
          The DFS business relies upon ongoing enlistment in the U.S. military and budget cuts that reduce enlistments or reduce the number of active duty military personnel could harm the DFS business. DFS offers its services to enlisted active duty U.S. military personnel. The number of enlisted active duty military personnel and the number of recruits joining the military each year are subject to the U.S. defense budget. Cuts in the U.S. defense budget may result in reductions in recruitment targets, reductions in the number of active duty military personnel or both, any of which would reduce the overall number of potential DFS customers or potentially reduce demand for the services offered by DFS which would cause the revenue of DFS to decline and could otherwise harm its business, financial condition and results of operations.
Risks Related to the Exchange
If you exchange your Outstanding Notes, we cannot assure you that an active market in the New Notes will develop and the New Notes may be less liquid than the Outstanding Notes.
          We cannot assure you that an active trading market in the New Notes will exist or be maintained and we cannot assure you as to the prices at which the New Notes may be traded. The liquidity of the trading market for the New Notes, if any, after the completion of the Exchange may be limited.
We have not obtained a third-party determination that the Exchange is fair to holders of the Outstanding Notes.
          We are not making a recommendation as to whether any holders of the Outstanding Notes should exchange them. We have not retained and do not intend to retain any unaffiliated representative to act on behalf of the holders of Outstanding Notes for purposes of negotiating the terms of the Exchange or preparing a report concerning the fairness of the Exchange. We cannot assure you that the value of the New Notes received in the Exchange will in the future equal or exceed the value of the Outstanding Notes exchanged and we do not take a position as to whether you ought to exchange your Old Notes.
No public market exists for the New Notes.
          The New Notes are a new issue of securities for which there is currently no public market. We do not intend to list the New Notes on any national securities exchange or automated quotation system. Although the Outstanding Notes are not listed on any national securities exchange or quoted on an automated quotation system, several broker-dealers make a market in the Outstanding Notes. We cannot assure you that an active or sustained trading market for the New Notes will develop or that the holders will be able to sell their New Notes. We cannot assure you that the New Notes will have sufficient liquidity to avoid price volatility and trading disadvantages.
          Moreover, even if you are able to sell your New Notes, we cannot assure you as to the price at which any sales will be made. Future trading prices of the New Notes will depend on many factors, including, among other things, prevailing interest rates, our operating results and credit rating, the price of our common stock and the market for similar securities. Additionally, it is possible that the market for the New Notes will be subject to disruptions which may have a negative effect on the holders of the New Notes, regardless of our prospects or financial performance.
Risks Related to the New Notes and Our Indebtedness
The effective subordination of the New Notes may limit our ability to satisfy our obligations under the New Notes.
          The New Notes will be our senior, unsecured obligations and will rank equal in right of payment to all of our other unsecured and unsubordinated indebtedness, will be pari passu with the Outstanding Notes and will be effectively subordinated to all of our existing and future secured debt to the extent of the security for such indebtedness and to the indebtedness and other liabilities of our subsidiaries.
          Because we operate primarily through our direct and indirectly owned subsidiaries, we derive all our revenues from, and hold substantially all of our assets through, these subsidiaries. The New Notes are solely our obligation and are not guaranteed by our subsidiaries. Substantially all of our subsidiaries serve as guarantors with respect to our senior secured credit facility. Creditors of each of our subsidiaries, including trade creditors generally will have priority with respect to the assets and earnings of the subsidiary over the claims of our creditors, including holders of the New Notes. The New Notes, therefore, will be effectively subordinated to the claims of creditors, including trade creditors, of our subsidiaries. In addition, our rights and the rights of our creditors, including the holders of the New Notes, to participate in the assets of a subsidiary during its liquidation or reorganization will be effectively subordinated to all existing and future liabilities of that subsidiary. Furthermore, the Indenture relating to the New Notes does not restrict our subsidiaries’ ability to incur secured or other indebtedness in the future.
          The New Notes are our senior, unsecured obligations and as unsecured indebtedness are effectively junior to any secured indebtedness to the extent of the security for such secured indebtedness. Our principal credit facility is secured by substantially all of our assets. If we become insolvent or are liquidated, or if payment of any secured indebtedness is accelerated, the holders of the secured indebtedness will be entitled to exercise the remedies available to secured lenders under applicable law, including the ability to foreclose on and sell the assets securing such indebtedness in order to satisfy such indebtedness. In any case, any remaining assets may be insufficient to repay the New Notes.
We may depend on the cash flows of our subsidiaries in order to satisfy our obligations under the New Notes.
          We rely on distributions and advances from our subsidiaries in order to meet our payment obligations under the New Notes and our other obligations. If our subsidiaries are unable to pay us dividends or otherwise make payments to us, we will not be able to make debt service payments on the New Notes. We are a holding company and conduct most of our operations through our subsidiaries. Our operating cash flows and consequently our ability to service our debt, including the New Notes, are therefore principally dependent upon our subsidiaries’ earnings and their distributions of those earnings to us and may also be dependent upon loans, advances or other payments of funds to us by those subsidiaries. Our subsidiaries are separate legal entities and have no obligation, contingent or otherwise, to pay any amount due pursuant to the New Notes or to make any funds available for that purpose. Our subsidiaries’ ability to make payments may be subject to the availability of sufficient surplus funds, the terms of such subsidiaries’ indebtedness, the terms of our credit facility, applicable laws and other factors.
We are subject to restrictive covenants imposed by our senior secured credit facility.
          Our senior secured credit facility, as currently proposed to be amended, contains numerous financial and operating covenants. These covenants restrict, among other things, our ability to:
•	dispose of assets;

•	make capital expenditures;

•	repurchase or redeem equity interests or subordinated indebtedness;

•	make principal payments or prepayments on the New Notes;

•	make certain investments;

•	incur additional indebtedness;

•	create liens;

•	incur restrictions on the ability of our subsidiaries to pay dividends or make other payments or transfers to us;

•	merge or consolidate with or into any other person or transfer all or substantially all of our assets;

•	enter into new businesses unrelated to our existing business;

•	enter into transactions with our affiliates;

•	enter into swap agreements; and

•	enter into sale and leaseback transactions.
Our senior secured credit facility also requires us to maintain minimum financial ratios. Such financial ratios are a maximum ratio of debt to EBITDA, a maximum ratio of secured debt to EBITDA and a minimum ratio of EBITDA to fixed charges. The restrictions in our senior secured credit facility limit our financial and strategic flexibility, and may prohibit or limit any contemplated strategic initiatives and limit our ability to grow and increase our revenues or respond to competitive changes. The failure to comply with the covenants would result in a default and permit the lenders under our senior secured credit facility to accelerate the maturity of the indebtedness issued thereunder, and we could be prohibited from making any principal payments on the New Notes.

          Agreements governing future indebtedness could also contain significant financial and operating restrictions. A failure to comply with the obligations contained in the Indenture governing the New Notes could result in an event of default under the Indenture, which could permit acceleration of the notes and acceleration of debt under other instruments that may contain cross-acceleration or cross-default provisions. We are not certain whether we would have, or be able to obtain, sufficient funds to make these accelerated payments. If not, the New Notes would likely lose much or all of their value.
The proposed amendment of our senior secured credit facility is subject to a springing maturity which requires us to satisfy certain conditions for the springing maturity to become effective.
          The extension of certain maturity dates contemplated by the proposed amendment to our senior secured credit facility will not become effective unless prior to October 30, 2012, the aggregate principal amount of Outstanding Notes has been reduced to an amount less than or equal to $50.0 million by means of (i) the repurchase or redemption thereof by us, (ii) defeasance thereof by us in accordance with the terms thereof or (iii) the exchange or conversion thereof into unsecured notes of us or any of our direct or indirect subsidiaries having no mandatory repayment prior to April 1, 2015, or into shares of our common stock. We refer to this condition as the “springing maturity.”
          If we are unable to satisfy the springing maturity condition we will be required to repay or refinance the amounts due under our senior secured credit facility earlier than otherwise anticipated. In such case, if we are unable to repay or refinance our senior secured credit facility, which will mature before the New Notes, we would be in default under our senior secured credit facility. We cannot be sure that we would have, or be able to obtain, sufficient funds to repay the amounts outstanding under our senior secured credit facility if we are unable to satisfy the springing maturity condition or that we would be able to obtain third-party financing on terms reasonably acceptable to us or at all.
          In addition, our ability to timely refinance that debt will depend upon the foregoing factors as well on continued and sustained improvements in financing markets. We cannot assure creditors that refinancing will be possible. If we are unable to refinance our debt on a timely basis, we might be forced to dispose of certain assets, minimize capital expenditures or take other steps that could be detrimental to our business. There is no assurance that any of these alternatives would be available to us, if at all, on satisfactory terms or on terms that would not require us to breach the terms and conditions or our existing or future debt agreements. The inability to refinance or obtain additional financing could have a material adverse effect on our financial condition and on our ability to meet our obligations to holders of the New Notes.
We may not have sufficient cash to repurchase the New Notes at the option of the holder on specified dates or upon a Fundamental Change or to pay the cash payable upon a conversion, which may increase your credit risk.
          Holders of New Notes have the right on April 1, 2015, April 1, 2018 and April 1, 2023 or upon a Fundamental Change, subject to certain conditions, to require us to make an offer to repurchase for cash all outstanding New Notes at 100% of their principal amount plus accrued and unpaid interest, including any additional amounts, up to but not including the date of repurchase. In addition, unless we elect to satisfy our conversion obligation entirely in shares of our common stock, upon a conversion, we will be required to make a cash payment of up to $1,000 for each $1,000 in principal amount of New Notes converted. However, we may not have enough available cash or be able to obtain financing at the time we are required to make repurchases of tendered New Notes or settlement of converted New Notes. Any credit facility in place at the time of a repurchase or conversion of the New Notes may also define as a default thereunder the events requiring repurchase or cash payment upon conversion of the New Notes or otherwise limit our ability to use borrowings to pay any cash payable on a repurchase or conversion of the New Notes and may prohibit us from making any cash payments on the repurchase or conversion of the New Notes if a default or event of default has occurred under that facility without the consent of the lenders under that credit facility. Our failure to repurchase tendered New Notes at a time when the repurchase is required by the Indenture or to pay any cash payable on a conversion of the New Notes would constitute a default under the Indenture. A default under the Indenture or the Fundamental Change itself could lead to a default under the other existing and future agreements governing our indebtedness. If the repayment of the related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the indebtedness and repurchase the New Notes or make cash payments upon conversion thereof.
The make whole premium that may be payable upon conversion in connection with a Fundamental Change may not adequately compensate holders of New Notes for lost option time value of their New Notes as a result of such Fundamental Change.
          If a holder converts New Notes in connection with a Fundamental Change, we may be required to pay a make whole premium by increasing the conversion rate applicable to those converted New Notes. While these changes in the applicable conversion rate are designed to compensate for lost option time value of New Notes as a result of a Fundamental Change, such increases are only an approximation of such lost value and may not adequately compensate for such loss.
The conversion rate of the New Notes may not be adjusted for all dilutive events.
          The conversion rate of the New Notes is subject to adjustment for certain events, including but not limited to the issuance of stock dividends on our common stock, the issuance of rights or warrants, subdivisions, combinations, distributions of capital stock, indebtedness or assets, certain cash dividends and certain tender or exchange offers. The conversion rate will not be adjusted for other events, such as an issuance of common stock for cash, that may adversely affect the trading price of the New Notes or the common stock. There can be no assurance that an event that adversely affects the value of the New Notes, but does not result in an adjustment to the conversion rate, will not occur.
The conditional conversion feature of the New Notes could result in the holders of New Notes not receiving the value of the common stock into which the New Notes are convertible.
          Before September 30, 2027, the New Notes are convertible only if specified conditions are met. If the specific conditions for conversion are not met, the holders of New Notes will not be able to convert their New Notes, and they may not be able to receive the conversion value of their New Notes.

Under certain circumstances holders may receive less proceeds than expected because the price of our common stock may decline (or may not appreciate as much as holders may expect) between the day that a holder exercises its conversion right and the day the value of the shares issuable upon conversion is determined or the shares are delivered. Furthermore, the total number of shares of our common stock into which the New Notes may be converted may be limited if the New Notes are net shares settled, in accordance with NASDAQ continued listing requirements.
          Unless we elect to satisfy our conversion obligations entirely in shares of our common stock, our conversion obligations will be settled, based on a daily settlement amount calculated on a proportionate basis for each day of a 20 trading-day cash settlement averaging period. Upon conversion of a note, holders might not receive any shares of our common stock, or they might receive fewer shares of our common stock relative to the conversion value of the note as of the conversion date. In addition, because of the 20 trading-day cash settlement averaging period, settlement will be delayed until at least the 25th trading day following the related conversion date. As a result, upon conversion of the New Notes, a holder of New Notes may receive less proceeds than expected because the price of our common stock may decline (or not appreciate as much as it may expect) between the conversion date and the day the settlement amount of converted New Notes is determined or the date the settlement shares are delivered, as the case may be. Furthermore, the total number of shares of our common stock into which the New Notes may be converted may be limited in accordance with NASDAQ Rule 5635 requirements.
The net share settlement feature of the New Notes may have adverse consequences.
          The net share settlement feature of the New Notes may:
•	result in holders receiving no shares upon conversion or fewer shares relative to the net share conversion value of the New Notes;

•	reduce our liquidity;

•	delay holders’ receipt of the proceeds upon conversion; and

•	subject holders to market risk before receiving any shares upon conversion.
          The net share conversion value that you will receive upon conversion of the New Notes, if convertible, will be determined on the basis of the conversion rate then in effect and the average of the daily volume-weighted average price per share of our common stock for each of the 20 consecutive trading days beginning on the second trading day after the day the New Notes are tendered for conversion. Accordingly, you will not be able to determine the net share conversion value at the time you tender your New Notes for conversion. Except as described in the Indenture governing the New Notes, we will pay the net share conversion value in cash, up to the principal amount of the New Notes being converted, and the residual net share conversion value, if any, in shares of common stock or cash and shares of common stock valued at this 20 day average price per share. The Indenture relating to the New Notes provides for adjustments to the conversion rate only in certain circumstances.

There is no established trading market for the New Notes.
          There is no established trading market for the New Notes. We do not intend to apply for listing of the New Notes on any securities exchange or to arrange for quotation on any automated dealer quotation system. As a result, an active trading market for the New Notes may not develop. If an active trading market does not develop or is not maintained, the market price and liquidity of the New Notes may be adversely affected. In that case, holders of New Notes may not be able to sell their New Notes at a particular time or they may not be able to sell their New Notes at a favorable price. Future trading prices of the New Notes will depend on many factors, including:
•	our operating performance and financial condition;

•	the estimates, expectations and/or recommendations of securities analysts of us or the retail industry generally;

•	the interest of securities dealers in making a market; and

•	the market for similar securities.
Holders of the New Notes are not protected by restrictive covenants.
          We are not restricted under the terms of the New Notes or the Indenture governing the New Notes from incurring additional debt, including secured debt that would in some circumstances effectively rank senior to the New Notes or any debt that would be equal in right of payment to the New Notes. In addition, the limited covenants applicable to the New Notes do not require us to achieve or maintain any minimum financial results relating to our financial position or results of operations. We could engage in many types of transactions, such as certain acquisitions, refinancings or recapitalizations, that could substantially affect our capital structure and the value of the New Notes and our common stock but would not constitute a “Fundamental Change” that permits holders to require us to repurchase their New Notes.
The price of our common stock, and therefore of the New Notes, may fluctuate significantly, and this may make it difficult to resell the New Notes or common stock issuable upon conversion of the New Notes when the holder wants or at prices it finds attractive.
          The market price for our common stock has varied between a high of $25.50 on December 1, 2009 and a low of $4.83 on March 6, 2009 over the 12-month period ended November 30, 2009. This volatility may affect the price at which a holder could sell its common stock, and the sale of substantial amounts of our common stock could adversely affect the price of our common stock. Our stock price may continue to be volatile and subject to significant price and volume fluctuations in response to market and other factors, including the risk factors set forth in this Exhibit C regarding our business, variations in our quarterly operating results from our expectations or those of securities analysts or investors, downward revisions in securities analysts’ estimates or recommendations, changes in our capital structure and announcement by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments.

          In addition, the stock market in recent years has experienced significant price and volume fluctuations that have often been unrelated to the operating performance of companies. These broad market fluctuations may adversely affect our stock price, regardless of our operating results.
          Furthermore, the price of our common stock also could be affected by possible sales of our common stock by investors who view the New Notes as a more attractive means of equity participation in us and by hedging or arbitrage trading activity that we expect to develop involving our common stock. The hedging or arbitrage could, in turn, affect the trading price of the New Notes.
Future sales of our common stock in the public market could lower the market price for our common stock and adversely impact the trading price of the New Notes.
          The issuance and sales of substantial amounts of common stock, or the perception that issuances and sales may occur, could adversely affect the trading price of the New Notes and the market price of our common stock. In the future, we may sell additional shares of our common stock to raise capital. In addition, shares of our common stock are reserved for issuance on the exercise of stock options and on conversion of the New Notes and our other outstanding convertible New Notes. As of September 30, 2009, we had outstanding approximately 24.1 million shares of our common stock and options to purchase approximately 1.8 million shares of our common stock (of which approximately 1.0 million were exercisable as of that date). The sale or the availability for sale of a large number of shares of our common stock in the public market could cause the price of our common stock to decline and could depress the trading price of the New Notes.
Holders of New Notes will not be entitled to any rights with respect to our common stock, but will be subject to all changes made with respect to our common stock.
          Holders of New Notes will not be entitled to any rights with respect to our common stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common stock), but will be subject to all changes affecting the common stock. Holders of New Notes will have rights with respect to our common stock only if and when we deliver common stock upon conversion of New Notes and, in limited cases, under the conversion rate adjustments applicable to the New Notes. For example, if an amendment is proposed to our amended and restated certificate of incorporation or our amended and restated bylaws requiring stockholder approval and the record date for determining the stockholders of record entitled to vote on the amendment occurs before delivery of common stock to a converting holder, that holder will not be entitled to vote on the amendment, although it will nevertheless be subject to any changes in the powers, preferences or special rights of our common stock effected by the amendment, if adopted.
We do not intend to pay dividends for the foreseeable future.
          We have never declared or paid any dividends on our common stock. We intend to retain all of our earnings for the foreseeable future to finance the operation and expansion of our business, and we do not anticipate paying any cash dividends in the future.
Our anti-takeover provisions could prevent or delay a change in control of our company, even if such change of control would be beneficial to our stockholders.

          Provisions of our amended and restated certificate of incorporation and amended and restated bylaws as well as provisions of Delaware law could discourage, delay or prevent a merger, acquisition or other change in control of our company, even if such change in control would be beneficial to our stockholders. These provisions include:
•	a board of directors that is classified such that only one-third of directors are elected each year;

•	authorizing the issuance of “blank check” preferred stock that could be issued by our board of directors to increase the number of outstanding shares and thwart a takeover attempt;

•	limitations on the ability of stockholders to call special meetings of stockholders;

•	prohibiting stockholder action by written consent and requiring all stockholder actions to be taken at a meeting of our stockholders; and

•	establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.
          In addition, Section 203 of the Delaware General Corporation Law limits business combination transactions with 15% stockholders that have not been approved by the board of directors. These provisions and other similar provisions make it more difficult for a third party to acquire us without negotiation. These provisions may apply even if the transaction may be considered beneficial by some stockholders.
If we default on our obligations to pay our other indebtedness, we may not be able to make payments on the notes.
          Any default under the agreements governing our indebtedness, including a default under our senior secured credit facility, that is not waived by the required lenders or holders of such indebtedness, and the remedies sought by the holders of such indebtedness could prevent us from paying principal, premium, if any, and interest on the notes and substantially decrease the market value of the notes. If we are unable to generate sufficient cash flow or are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on our indebtedness, or if we otherwise fail to comply with the various covenants in the agreements governing our indebtedness, including the covenants contained in our senior secured credit facility, we would be in default under the terms of the agreements governing such indebtedness. In the event of such a default under our senior secured credit facility, including as it currently proposed to be amended, including a failure to satisfy the minimum financial ratios:
•	the lenders under our senior secured credit facility could elect to terminate their commitments thereunder, declare all the outstanding loans thereunder to be due and payable and, if not promptly paid, institute foreclosure proceedings against our assets;

•	even if those lenders do not declare a default, they may be able to cause all of our available cash to be used to repay their loans; and

•	such default could cause a cross-default or cross-acceleration under our other indebtedness.
As a result of such default and any actions the lenders may take in response thereto, we could be forced into bankruptcy or liquidation.
Despite the level of our indebtedness, we may still incur significantly more indebtedness. This could further increase the risks associated with our indebtedness.
          Despite our current level of indebtedness, we may be able to incur significant additional indebtedness, including secured indebtedness, in the future. Although our senior secured credit facility, as amended in connection with the Transactions, and the Indenture governing the notes contain restrictions on our ability to incur additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and, under certain circumstances, the indebtedness incurred in compliance with such restrictions could be substantial. If new indebtedness is added to our current debt levels, the related risks that we face would be increased, and we may not be able to meet all our debt obligations, including repayment of the notes, in whole or in part.

EXHIBIT D
Form of Indenture Regarding New Notes
[INTENTIONALLY OMITTED]

D-1

EXHIBIT E
Form of Indenture For New Notes Marked to Illustrate Changes From
Indenture Governing Outstanding Notes
[INTENTIONALLY OMITTED]

E-1